

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2012

<u>Via E-Mail</u>
Richard J. Mark
Chief Executive Officer
North American Nickel, Inc.
#301 – 260 West Esplanade
North Vancouver, British Columbia
Canada V7M 3G7

     Re: **North American Nickel, Inc.**
               Form 20-F for Fiscal Year Ended December 31, 2011
               Filed April 27, 2012
               File No. 000-14740

Dear Mr. Mark:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           Tia L. Jenkins

           Tia L. Jenkins
           Senior Assistant Chief Accountant
           Office of Beverages, Apparel and
           Mining